

Mail Stop 7010

June 23, 2008

via U.S. mail and facsimile

Ms. Cathy A. Persin
Chief Financial Officer
Voyager Petroleum, Inc.
123 East Ogden Ave., Suite 102A
Hinsdale, IL 60521

> **RE: Voyager Petroleum, Inc.**
> **Form 10-KSB for the Fiscal Year ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-Q for the Quarterly Period ended March 31, 2008**
> **Filed May 20, 2008**
> **File No. 000-32737**

Dear Ms. Persin:

We have reviewed your response letter dated June 11, 2008, to our letter dated May 9, 2008, and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended December 31, 2007

Item 4.02 8-K

1. We note that you plan to amend your Form 10-KSB for the year ended December 31, 2007, and your Form 10-QSB's for the quarterly periods ended June 30, 2007,

and September 30, 2007, related to warrant expenses and inventory. Please tell us why you did not file an 8-K to announce the non-reliance on previously issued financial statements. Refer to Item 4.02 of Form 8-K.

Restated Financial Statements

2. We note that you have provided us with your proposed amended financial statements for the year ended December 31, 2007, and the quarterly periods ended June 30, 2007, and September 30, 2007. Please revise the respective column headings in your financial statements to "as restated" for the amounts that have been restated.

Report of Independent Registered Public Accounting Firm, page F-2

3. In light of the material change to your net loss for the year ended December 31, 2007, due to your restatement, please have your independent registered public accounting firm explain to us why they did not include an explanatory paragraph in their report to discuss the restatement.

Consolidated Statement of Operations, page F-4

4. We note that in response to our prior comment 2, you have proposed to reclassify option and warrant expense from a non-operating expense to a separate line item entitled stock based compensation which is an operating expense. Please tell us how this proposed presentation is appropriate pursuant to SAB Topic 14F.

5. We have reviewed your proposed revisions in response to our prior comment 4. We note that although you reclassified gain on sale of equipment to operating expenses, you still show loss on abandonment of assets as a component of non-operating income (expense). Therefore, we repeat our prior comment to tell us how this is consistent with paragraph 45 of SFAS 144. We also note that you present gain on sale of equipment as a non-operating expense in your Form 10-Q for the quarterly period ended March 31, 2008.

Intangible Assets, page F-9

6. We have reviewed your response to our prior comment 7 and have the following comments:
    • We note that you did not provide us with your impairment analysis related to your patents pursuant to paragraphs 7 through 24 of SFAS 144. Therefore, we repeat our prior comment.
    • We note that you now present two reportable segments. Please confirm that you have performed your impairment analysis based only on your Film Technology segment. Refer to paragraphs 30-33 of SFAS 142.

- You have responded that you have received an offer to use the technology covered by these patents from a third party that is developing a product based on this technology. Please confirm that this offer is the agreement discussed on page 7 with Applied Color Science.
- Your disclosure on page 7 indicates that Applied Color Science is proceeding with the research and development, testing, evaluation and deployment of the technology underlying the patents. We note in your response to us that once the product has been placed on the market, revenues from this source will completely recover the cost of these assets. Please provide us with your analysis that you determined that revenues from this source will completely recover the cost of these patents. In your response, address your disclosure that a licensing agreement or a revenue sharing agreement has not been entered into yet among Applied Color Science and yourselves.
- Tell us and disclose in future filings, the useful live that you are amortizing these patents and the remaining useful live.

Note 2. Correction Of An Error, page F-11

7. We have reviewed your response to our prior comment 2 and note your disclosure that option and warrant expenses of $537,637 were overstated due to expenses associated with cash sales of common stock. In consideration that this restatement reduced your net loss by 10.4% for the year ended December 31, 2007, expand your disclosure to discuss the restatement and the facts and circumstances surrounding it. Specifically, address why you have reduced your expenses by this amount.

8. In consideration that your proposed amended filings includes two reportable segments rather than one, please discuss your revised segment disclosures in your Note 2 and provide the applicable disclosures.

Note 4. Prepaid Consulting Agreements, page F-12

9. We have reviewed your expanded disclosures in response to our prior comment 5. To allow your readers to determine the current amounts, please expand your footnote disclosure to show a column that totals the initial contract amount, a column that shows the amount amortized, and a column that shows the current amount, which would tie to your balance sheet amount. Provide this disclosure for each year that a balance sheet is presented.

Segment Reporting

10. We note that you have now determined that you have two reportable segments in response to our prior comment 1. We have reviewed your response and proposed revised disclosure and note the following items:

- Expand your results of operations disclosures to separately discuss your two reportable segments. Your disclosure should include a discussion to analyze revenues, profitability, and cash needs by reportable segment. Refer to Section 501.06 of the Financial Reporting Codification for guidance.
- We note that you have included segment information in Note 15. Please explain why you have provided a background for your Film Technologies segment but not your Gas and Oil segment, which you note is your only full operations.
- Expand your footnote disclosure to include amounts for each period for which an income statement is presented. Also provide revenue by segment for each period presented. Refer to paragraph 25 of SFAS 131.
- Please explain to us why $800,076 or 56% of your total assets as of December 31, 2007, cannot be allocated among your two reportable segments.
- Expand your footnote disclosures to include revenues from single external customers that amount to 10% or more of your total revenues. We note your disclosure on page 23 that in December 2006, you made your first sale of motor oil for $20,328 into the automotive industry, which is 100% of your revenue for the year ended December 31, 2006. Refer to paragraph 39 of SFAS 131.

Item 8A. Controls and Procedures, page 32

11. In light of your proposed restatements to your financial statements for the year ended December 31, 2007, and for the quarterly periods ended June 30, 2007, and September 30, 2007, specifically, your reduction of net loss for the year ended December 31, 2007 by 10.4%, please tell us how the restatement impacted your Chief Executive Officer and Chief Financial Officer's conclusions regarding the effectiveness of their disclosure controls and procedures. Also provide us an explanation of the impact of your restatement on management's report on internal control over financial reporting. Refer to Item 307 and 308T of Regulation S-K.

Form 10-Q for the Quarterly Period ended March 31, 2008

Liquidity and Capital Resources, page 18

12. We note your inventory balance increased 23% from December 31, 2007 to March 31, 2008. Given that you did not generate any revenue during the quarter ended March 31, 2008, please tell us and disclose in future filings how you determined your inventory balance is fully recoverable.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please furnish your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant, at (202) 551-3738, or to the undersigned at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief